                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------

                                   FORM 10-SB
                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                                  AMENDMENT #3

                        ALLERGY IMMUNO TECHNOLOGIES, INC.
                 (Name of small business issuer in its charter)



DELAWARE                                                   95-3937129
(State or jurisdiction of                                  (I.R.S. Employer
incorporation or organization)                             Identification No.)



                              1531 Monrovia Avenue
                         Newport Beach, California 92663
                                  949-645-3703
          (Address and telephone number of principal executive offices)



Securities to be registered under Section 12(b) of the Act:

           Title of each class             Name of each exchange on which
           To be so registered             each class is to be registered

                    None                                     N/A



Securities to be registered under Section 12(g) of the Act:

                          Common Stock, par value $.001
                                (Title of class)

                                    BUSINESS

GENERAL

         Allergy Immuno Technologies, Inc. ("AIT" or "the Company") provides clinical testing services to doctors, clinics and pharmaceutical firms in specialized areas of allergy and immunology determinations. Test samples are sent to the Company's laboratory for evaluation and the results of the tests are reported to the customer (doctors, clinics or other). All of the Company's current revenues are derived from providing these testing services. AIT also is engaged in the development and commercialization of novel bio-pharmaceutical products for the treatment of allergies. The Company's research in the allergy field has created opportunities for new therapeutic approaches and inventions that include the possible development of oral and/or inhalant anti-allergy treatments as an alternative to allergy shots. The Company is currently searching for a potential partner for its patented allergy treatment technologies (for which it holds four U.S. patents).

         AIT's strategy is to use its patent protected technologies to create a portfolio of unique and highly efficient allergy therapeutic treatment products. The Company's planned allergy treatment products are expected to become the treatment of choice for patients who wish to avoid the expensive, sometimes unreliable and painful series of injections currently used by allergists ("current immunotherapy"). Patients undergoing the type of immunotherapy treatment that is currently available usually must visit the physician once a week for injections and continue these visits every week for four to five years.

         As an alternative to repetitive injections and the lengthy regime now used in current immunotherapy, the Company's new anti-allergy drugs are being designed to expand the market for allergy treatment by increasing patient acceptance and improving patient compliance. It could provide efficient allergy control at decreased costs by dramatically reducing both the length of therapy and the required number of visits to physicians. This would benefit both the patient and the health care provider, increasing patient acceptance and compliance and providing effective allergy treatment at lower costs.

         The Company's predecessor was originally incorporated in Utah in 1981 under the name Investor's Wealth. In 1985 that company changed its name to Advanced Allergy Research Center, Inc. In June of 1986 NMS Pharmaceuticals, Inc. (now Biomerica, Inc.) invested $350,000 and certain assets pursuant to an Agreement for Purchase of Stock and Transfer of Assets dated May 15, 1986 in exchange for 6,559,064 shares of common stock. Biomerica, Inc. ("Biomerica") now owns approximately 74.6% of the Company's common stock. Biomerica is a global medical company devoted to developing, manufacturing and marketing advanced medical diagnostic products for the early detection of diseases. Biomerica's products are sold to physicians, hospitals, laboratories and drugstores. Biomerica has recently entered into the e-commerce market through www.testathome and has been developing an online pharmacy called The BigRX.com. Allergy Immuno Technologies, Inc. was incorporated in Delaware in 1986. It was qualified as a foreign corporation in California in January 1987. In January 1987 the predecessor Utah corporation merged with and into the Delaware corporation pursuant to an Agreement and Plan of Merger filed on January 20, 1987, with the Secretary of State of Delaware and with the Secretary of State of Utah. The Company's common stock was traded on NASDAQ's OTC Bulletin Board under the stock symbol ALIM prior to August 1, 1999, and should again be qualified to trade on the OTC Bulletin Board after this Form 10-SB Registration clears Securities and Exchange Commission comments. During the year ended May 31, 1999, the Company had two major customers which accounted for approximately 29% and 11% of net sales, respectively. During the year ended May 31, 1998, the Company had two major customers which accounted for approximately 33% and 20% of net sales, respectively. There are currently no contracts with these customers.

         Currently the Company runs a clinical laboratory and does not manufacture any products for sale. The Company purchases diagnostic products from Biomerica and other manufacturers of diagnostic products. The products that the Company proposes to develop from its patents are therapeutic products. Therefore, Biomerica does not make competing products, but rather makes diagnostic products which the Company may purchase at a discount for use in its clinical laboratory. For many years Biomerica has invested in companies in related fields. Biomerica plans for the Company to raise additional funds and continue with the development of its patents into saleable products. One director of the Company, Janet Moore, owns approximately 11% of Biomerica.

         At present the Company's objective, in addition to running a clinical laboratory, is to develop orally administered therapeutics based solely on the technology covered by the four patents discussed in "Technology and Patents", the Liposome Encapsulated Allergens (LEA) technology. The Company intends to raise funds by way of merger or other method in order to conduct clinical trials and mass produce the product for market distribution.

LABORATORY SERVICES

         AIT currently operates a clinical reference laboratory in Newport Beach, California, for allergy and other esoteric diagnostic testing services. Being a credited clinical laboratory, AIT provides specialized testing services to large organizations such as Laboratory Corporation of America, American Homes Products, as well as other clinics and physicians. The laboratory accepts samples from the physicians, laboratories, clinics or pharmaceutical companies, performs the requested test and sends a written report of the test results to the customer. Most of the tests performed relate to allergy or immunology. Examples of some of the commonly performed tests are those for:

         CANDIDA RELATED CONDITIONS

         An elevation of certain antibodies specific to CANDIDA ALBICANS (pathogenic fungus) antigens is an indication of either an infection (systemic or topical) by C. ALBICANS, or the overgrowth of the fungus in the intestine. The overgrowth in the intestine can cause C. ALBICANS antigens to enter the circulation causing systemic Candidiasis. The use of antibiotics, immunosuppressive agents, or birth control pills creates favorable conditions for Candidiasis. Systemic Candidiasis is a serious condition in immunosuppressed patients.

         FOOD ALLERGIES

         Incompletely digested food antigens may gain access to the systemic circulation either through the microvilli by endocytosis or through the intercellular spaces of the gut mucosa in conditions such as the inflammatory bowel disease, coeliac disease, gastroenteritis or the immature mucosa of the infant. Certain antibodies may be produced against these food antigens and may form complexes with newly absorbed antigens and can lead to tissue damage when deposited in various organs. AIT has various panels that can test for as many as ninety different food allergies.

         BASOPHIL HISTAMINE RELEASE (BHR)

         The BHR test can be used to assess the allergic response using human blood in a test tube rather than on humans directly. Since most allergic reactions end up with histamine release, the measurement of histamine is essential in evaluating the effects of allergy.

         OTHER ALLERGIES

         AIT also performs other tests for various allergies such as inhalants, molds, weeds, insects, and animals, among others.

TECHNOLOGY AND PATENTS

         AIT has succeeded in obtaining four patents pertaining to its discoveries for allergy treatment. These are:

         (1)      Immunotherapy agents for treatment of IgE mediated allergies:
                  U.S. Patent #5,116,612 (issued May 6, 1992).

         (2) Liposome containing immunotherapy agents for treatment of IgE mediated allergies: U.S. Patent #5,049,390 (issued September 17, 1991).

         (3)      Immunotherapy agents for treatment of IgE mediated allergies:
                  U.S. Patent #4,946,945 (issued August 7, 1990).

         (4) Allergen-thymic hormone conjugates for treatment of IgE mediated allergies: U.S. Patent #5,275,814 (issued January 4,
                  1994).

         There can be no assurance or guarantee that the Company can adequately protect its patents or proprietary technology.

         AIT is focused on the discovery and commercialization of novel bio-pharmaceutical drugs for the treatment of allergies. The Company's research has led to new therapeutic approaches and inventions which are covered by the above patents. AIT's strategy is to utilize its proprietary technologies to create unique drugs for the treatment of allergies, especially those that can be taken orally avoiding the present injection therapy which is tedious, expensive and unpredictable. With financial assistance from Biomerica, AIT has begun preclinical animal studies utilizing the technology covered in some of these patents. In connection with these efforts, the Company has also received certain technical expertise and assistance from Biomerica.

         As discussed in "Business-General," the Company intends to use its proprietary technology to bring the LEA products into the mass market. The Company will not need additional patents or licensed technology to complete the research and development portion of the project. However, it may require additional equipment and manpower for manufacturing purposes as the Company is a small company and does not have the financial resources to mass produce the products. The Company will require additional capital and manufacturing expertise from an established pharmaceutical manufacturer to accomplish its goals. This project is discussed in detail under "Business-Research and Development" and "Business-Manufacturing".

         The objective of AIT is to tap the estimated $6 billion allergy market in the U.S. by developing drugs for allergy treatment based on Liposome-Encapsulated Allergens (LEA). The Company plans to find a strategic partner to finance the cost of these efforts.

         Liposomes are small spherical particles of lipid (fat) substance suspended in an aqueous medium within a tissue. A small allergen can be attached (conjugated) or encapsulated to a liposome via a chemical reaction and introduced into the host tissue orally or intravenously. Once the allergen bound or encapsulated liposome is introduced it starts an immune reaction in the host body to produce antibodies to the introduced allergen. This is the same principal as used in vaccination to prevent diseases. The host's antibodies (IgG class) work as a defense mechanism against any exposure to the allergen after the host has been desensitized using allergen bound liposomes. LEA therapy may work better than the currently used desensitization therapy. The results of pre-clinical studies conducted on laboratory rodents administered with liposome encapsulated dust mite by mouth and by injection, showed a dramatic increase in the desensitization process. If successful, this new type of therapy may revolutionize allergy treatment for reasons indicated below:

--------------------------------------------------------------------------------
        FEATURES                                  BENEFIT
--------------------------------------------------------------------------------
Oral delivery possible             Increased patient compliance, no injections
                                   necessary
--------------------------------------------------------------------------------
Complete treatment blockers        Treats the disease and not the symptoms as in
                                   histamine blockers
--------------------------------------------------------------------------------
Reduced patient visits             Convenient to patient and less costly to
                                   managed care
--------------------------------------------------------------------------------


         AIT is currently looking for a partner to continue this effort to develop and test this technology.

         As mentioned above, the Company has developed a Histamine Basophil Release (BHR) test that is a surrogate to human testing wherein sensitivities to allergens may be determined in a test tube. Food sensitivity studies for large pharmaceutical and nutritional firms such as Mead Johnson and Carnation were conducted utilizing the BHR test. AIT intends to use the same BHR test in the development of the new encapsulated liposome allergen therapy.

RESEARCH AND DEVELOPMENT

         The life of a product goes through phases: the formulation of an idea; proving that idea through scientific challenge; making it into a feasible reality; educating others so they may accept that reality; and finally distributing the product for others to benefit from it. Thus far the Company has worked to prove the feasibility and effectiveness of its idea of encapsulating specific allergens with liposomes to act as antagonist to an allergic reaction to that allergen in an individual. The idea has been proven to work in IN VITRO testing in the Company's laboratories. The idea has also been successfully tested in animal models. The above constitutes almost 40% of the work needed to be done in the life of a product. The remaining 60% is the regulatory approval, mass production and marketing of that idea in the shape of a viable product.

         During fiscal 1999 the Company spent $300 on research and development as compared to $39 in fiscal 1998. The research that lead to the Company's patent positions occurred in prior years. The Company does not expect to engage in further research and development until the Company obtains additional financing or until the Company enters into a strategic alliance with a partner that would conduct the research needed to bring the products to market. Biomerica has continually advanced the Company operating funds over recent years. Biomerica determined that it could not continue to advance the Company such large funds to cover the costs of continued research. The Company and Biomerica understood from the very beginning that the funding provided by Biomerica would only be temporary. The Company has not found a strategic partner but would benefit from such partner which could supply capital and manufacturing abilities in the allergy therapeutics field. In fiscal 1998 Biomerica invested funds to cover the cost of hiring a president who tried to raise additional capital in order to continue the research. The Company was negotiating a potential alliance with Hollister-Stier, LLC (formerly Bayer Allergy Group). However, it was agreed that the best way to proceed was for the largest shareholder of Hollister-Stier to pay the Company a consulting fee and grant it options. Therefore, the Company earned $100,000 from the largest shareholder of Hollister-Stier, LLC, as compensation in return for consulting services. The Company also received an option to purchase 10,000 shares of Hollister- Stier, LLC, a private company, which is a manufacturer, distributor and marketer of Medical allergens in the United States.

         The Company is exploring strategic alliances, acquisition and/or partnersips with companies whose technologies will have potential synergistic benefits for AIT's products and technologies. Such alliances are expected to include companies in the liposome manufacturing field, and distribution and marketing firms.

         Further, AIT will actively seek partners to help commercialize its products. AIT supported both the research and the initial pre-clinical work but it anticipates that any developed products would be jointly commercialized through a marketing partner. The Company believes its partnering strategy will enable it to reduce its cash requirements while developing a portfolio of potential products marketed through existing/proven distribution channels. (See "Government Regulation and Licenses".)

Thus far the Company has demonstrated the utility of the technology incorporated in its patents through pre-clinicals in animal models. The future assistance that the Company will need can be gained from one partner or many depending on the partner and the partnership. However, the goal in any case will be the fulfillment of the following objectives:

a. Testing the technology in laboratory trials for establishment of parameters including: form of the product; whether it will be solid or liquid; and method of delivery. Pharmaceutical manufacturers and contract clinical trials laboratories possess the requisite capabilities for testing of this kind.

b. Clinical trials in human models. The product will have to be tested on human volunteers. Allergy treatment clinics will be the suitable partnership for this kind of work.

c. Establishment of quality control and efficacy parameters like shelf-life, stability, storage and mode of transportation. Contract laboratories will be of suitable assistance in that they regularly perform this type of service for the pharmaceutical industry.

d. Presentation of the products to FDA for marketing clearance. The products have to go through regulatory compliance prior to mass marketing. Pharmaceutical manufacturers have the personnel to deal with regulatory affairs. This work can also be contracted out to specialized personnel in this field.

e. Mass production of the products. An FDA licensed facility like an established pharmaceutical manufacturer will be used to accomplish this goal. Manufacturers of this kind have the manufacturing facility, the equipment and the personnel trained for this kind of work.

f. Formulation of marketing strategies. Strategic alliances will be needed to bring the product into the market via targeted advertising. An established pharmaceutical company will know how to best market such products.

g. Sales and distribution of the products will be done via methods approved by the regulatory agencies. A pharmaceutical manufacturer and distributor will establish the distribution channels which can include any or all of doctor's offices, hospitals, pharmacies and the internet.

MANUFACTURING

         After the procedures for manufacturing the encapsulated liposome allergens and related technologies are established, AIT's strategy is to collaborate with national and international pharmaceutical companies to produce and market its products.

         For certain procedures of its production process AIT shall enter into manufacturing agreements with FDA approved companies capable of manufacturing commercial scale quantities of products to meet AIT's forecasted requirements. Such manufacturing contracts shall provide for creating and maintaining regulatory approvals, suitable shelf-life, stability and ease of use.

         Additional considerations of scaling up production methods, developing quality control systems, establishing batch to batch reproducibility, testing sterilization methods, establishing reliable sources of raw materials will be instituted and complied with. Generally, the equipment used in the Company's process technologies is commercially available in industrial sizes and is currently used in pharmaceutical industry operations.

THE MARKET

         Allergies affect 41 million people in the U.S. (20% of the population). It is also estimated that in the U.S. alone there are 3.5 million lost workdays every year due to allergic episodes. The incidence of allergies is at least the same in other industrialized countries with some estimates reaching 35-50% of the population. The total U.S. allergy market, at present, exceeds $5 billion dollars annually.

         The immunotherapeutic process involves weekly injections of allergenic extract. Each dose gradually increases until the allergic response diminishes significantly, usually between six months to a year after the shots were started. Treatment is usually recommended to last for three to five years.

         Immunotherapy can be very effective, but the risk of inducing potentially life-threatening response is high. For this reason, the National Institutes of Health (NIH) recommends immunotherapy be used only when other therapies are not successful.

         Despite potential complications, immunotherapy continues to be commonly used in the prevention of allergies. Of the more than 40 million people in the United States who suffer from allergies, approximately 1.5 million to 2.5 million are administered immunotherapy shots by their allergists as often as twice weekly. The allergies for some patients are nearly completely eliminated by this therapy. However, for others the therapy is not effective enough and must be augmented with other allergy therapeutics.

         Allergy shots prove time-consuming, costly, and risky for patients because the allergen is injected into the body. Because such injections are potentially harmful, patients must be monitored for at least twenty minutes after receiving a shot. The yearly cost to patients includes the cost of the extracts, weekly (or semiweekly) physician visits and injections that require patient monitoring following administration.

         In the U.S. there are currently approximately thirteen competitors in the immunotherapy market, with four holding substantial market shares. These four are led by Bayer Allergy Products, which gained strength in the market after it merged with Miles Laboratories. Other top competitors include Center Laboratories, ALK and Greer Laboratories.

         In Europe there are more companies which deal in the immunotherapy market, but they primarily sell within the borders of their own countries.

SEASONALITY OF BUSINESS

         The business of the Company has not been subject to significant seasonal fluctuations.

EMPLOYEES

         The Company currently employs two employees who work in the laboratory performing clinical testing. It contracts with Biomerica for a variety of services including the advancement of certain technology. Although the Company has no formal contract with Biomerica, Biomerica has been helping the Company with in vitro testing in Biomerica's laboratories, where accepted methodologies like radio-immuno-assay, enzyme-immuno-assay, enzyme-labeled immunosorbant assay and Chromatography are used. Also, Biomerica has contracted with an animal testing facility which the Company is able to utilize where immunization technology is used.

RISK FACTORS

NO ASSURANCE OF SUCCESSFUL PRODUCT DEVELOPMENT

         The Company has completed in vitro clinical work validating the feasibility of encapsulating allergens with liposomes as a form of allergy treatment. After the completion of the in vitro clinical work, the modified allergy immunotherapy was successfully tested as part of a clinical validation using small animals. The Company's laboratory studies and clinical trials have demonstrated that the modified immunotherapy agents supplied by its patented therapeutics suppress the production of IgE in patient serum, which is believed to be necessary to control IgE mediated disease, while at the same time stimulating the production of anti-allergen IgG.

         The Company's sales of laboratory testing services are minimal and therefore the Company has been incurring losses. There can be no assurance that the Company will be able to increase business to a degree where the Company will become profitable. In order to develop saleable products from the Company's patent positions, the Company will need to raise additional capital or form a strategic alliance with another company. The Company will need funds to conduct preclinical and clinical trials to determine the efficacy of any products it may develop. There can be no assurance that the Company will be able to raise the capital needed to bring products based on its patent positions to market or that it will be able to form a strategic alliance with a company that will enable it to proceed with developing its products. If capital is raised and products developed there can be no assurance that the products will meet FDA standards. There can be no assurance that the Company's therapeutic products will be proven effective therapy for allergy treatment. There can be no assurance that unforeseen problems will not develop with the Company's technology or product and there can be no assurance that the products will be a success commercially and that the Company will have the funds to market them competitively. There can be no assurance that research and discoveries by other companies or individuals will cause AIT's potential products to be useless or obsolete and that the Company will be able to keep up with other companies once a product is developed.

         It will take at least several years before the Company could possibly develop saleable products once the Company raises additional capital. The timing of development of a saleable product is long and uncertain at this point. Results of studies and clinical trials performed to date on the Company's products may not be indicative of final results. Significant research, development, preclinical and clinical testing, regulatory approval and other such functions must occur before a potentially successful product could be developed. There can be no assurance that the products will be safe and efficacious in clinical trials or that the products could be produced in commercial quantities at acceptable costs or be successfully or profitably marketed. There can be no assurance that the products will gain commercial acceptance among health care providers, third-party payors or patients.

         Even if the Company is able to raise additional capital, it still expects to continue to incur losses in order to develop potential products. The Company's future capital requirements could depend on and increase as a result of many factors, including progress in its research and development programs, the progress of preclinical and clinical testing, the time and costs involved in obtaining regulatory approvals, the costs involved in preparing, filing, prosecuting, maintaining, enforcing and defending patent claims, competing technological and market developments, the terms of any collaborative arrangements that the Company may enter into, the ability of the Company to establish research, development and commercialization arrangements pertaining to the Company's products, the cost of establishing manufacturing facilities, the cost of commercialization activities, and the demand for the Company's products if and when approved.

         HAZARDOUS MATERIALS

         The Company's research and development involves the controlled use of hazardous materials and chemicals. Although the Company believes that safety procedures for handling and disposing of such materials comply with the standards prescribed by state and Federal regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result and any such liability could exceed the resources of the Company. The Company may incur substantial costs to comply with environmental regulations.

         LIMITED MARKET FOR COMPANY'S STOCK AND STOCK PRICE VOLATILITY

         Although the Company traded on the Over the Counter (OTC) Bulletin Board system under the symbol ALIM, its stock was thinly traded and the stock prices were volatile. There can be no assurance that there ever will be a substantial market for the stock or of the ability of stockholders to sell their securities at the price they ask. Many factors can affect the price of the stock including earnings of the Company, success of the research and development, the success of securing additional funding, changes in government regulations, the general market conditions and many other such factors. The market value of the Company's Common Stock is subject to significant fluctuations and holders of the Company's shares are likely to find it difficult to dispose of, or to obtain accurate quotations as to the market value of, the Common Stock.

         In addition, the Company's Common Stock currently is subject to certain requirements under the Securities Exchange Act of 1934 (Exchange Act) that are applicable to securities defined as "penny stock". Any broker engaging in a transaction in the Common Stock is required to provide any customer with a risk disclosure document, disclosure of market quotations, if any, disclosure of the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market values of the Common Stock held in the customer's accounts. The bid and offer quotation and compensation information must be provided prior to effecting the transaction and must be contained on the customer's confirmation. Since brokers are subject to the "penny stock" rules when engaging in transactions in the Company's Common Stock, they may be less willing to engage in such transactions, thereby making it more difficult for purchasers in this offering to dispose of their shares.

         Pursuant to new rules adopted by the National Association of Securities Dealers (NASD), the Company's Common Stock must be registered under Section 12(g) of the Exchange Act to remain qualified for trading on the OTC Bulletin Board. Since the Company did not obtain final clearance for its Form 10-SB Registration Statement from the Securities and Exchange Commission (SEC) on or before August 1, 1999, the Company's Common Stock was no longer qualified for trading on the OTC Bulletin Board. Even though the Company was unable to meet these requirements, its Common Stock may continue to be traded on the OTC market on what are called "pink sheets". As a result, holders of the Company's shares may find it even more difficult to dispose of, or to obtain accurate quotations as to the price of the Company's Common Stock. The Company anticipates that its Common Stock will once again be qualified to trade on the OTC Bulletin Board once this Amendment No. 2 to the Company's Form 10-SB Registration Statement clears SEC comments.

         DILUTION

         If the Company succeeds in raising the additional capital that it needs to proceed with further research, substantial dilution of the current shareholder base may occur. This may effect the sale price of the Company's common stock.

         NO ASSURANCE OF FDA APPROVAL

         The FDA and other agencies require lengthy laboratory and clinical testing before such therapeutic remedies may be approved for marketing. These are both time-consuming and costly. Approvals are not guaranteed and there could be changes in government policies and regulations. The Company's experience with such procedures is minimal.

         If a product were approved, then manufacturing facilities would need to be established. These facilities are also subject to oversight by regulatory agencies. Approvals may be withdrawn or limited if facilities do not meet government standards or unforeseen problems occur after marketing.

         Government regulation may delay or prevent the marketing of any product AIT develops. There can be no assurance that approvals will be given for any product on a timely basis or at all. It cannot be determined how this would impact AIT financially, but it could have a material adverse affect on the Company. There is also no way to foresee the extent or impact of future government regulations.

         ABILITY TO PROTECT INTELLECTUAL PROPERTY

         AIT currently holds four U.S. patents. If AIT is not successful in protecting its intellectual property it could affect AIT's ability to compete successfully in the future.

         YEAR 2000

         Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. These systems and software products will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, computer systems and/or software used by many companies may need to be upgraded to comply with such year 2000 requirements or risk system failure or miscalculations, potentially causing disruptions of normal business activities. The Company relies on computers, systems and applications to operate and monitor certain aspects of its business. Certain of the Company's computers and computing systems have not been upgraded to year 2000 compliant equipment. In addition, failure of the Company's third party service providers and vendors to adequately address the problems relating to the year 2000 could materially disrupt the Company's operations. Accordingly, the change to the year 2000, could have a material adverse effect on the Company's business, results of operations and financial condition.

         CONCENTRATED CONTROL

         Biomerica, Inc. owns approximately 74.6% of AIT common stock. Therefore, Biomerica has the ability to control the outcome on all matters requiring stockholder approval, including the election and removal of directors, or any potential collaboration with other investors, among other things.

         SUBSTANTIAL COMPETITION

         There are many large companies which have much greater resources than AIT that the Company would have to compete against. Although there are no companies utilizing the exact technology AIT proposes to use, there are other technologies which the Company would have to compete with, as well as other companies. These companies have much greater experience in all areas of the business than AIT. These companies have well-established research and development, manufacturing, marketing and sales capabilities. The Company is aware of the following possible competition in this area: Abello S.A. (Madrid, Spain) is working in the area of using liposomes as an adjuvant in allergy Immunotherapy. We are not aware of any product using such an adjuvant currently available from Abello, S.A. Immunotec, Inc. is working in the area of oral allergy immuno-therapy by using a carrier solution. We are not aware of any product using such a solution currently available from Immunotec, Inc. There may be other competitors of which the Company is not currently aware.

         The technology that the Company proposes to develop is an unproven technology. Currently many companies make products for the treatment of allergies. The treatments usually involve the patient undergoing a lengthy series of injections with allergens in order to build up a resistance to same. There are other products in the allergy treatment market which use oral pills and inhalants such as Claritin brand pharmaceuticals. However, these technologies afford temporary relief, while LEA products are designed to give patients longer term relief from allergic reactions.

         ABSENCE OF SALES AND MARKETING ORGANIZATION

         The Company has no experience in sales, marketing and distribution of its proposed products. Although the Company currently has sales and has performed marketing functions for sales of laboratory testing services, the sales and marketing of the proposed products is substantially different from that already experienced by the Company. If the Company develops any products with commercial potential AIT may need to develop other means to market these products than is currently available to them. This may involve hiring suitable personnel or forming alliances with distributors who could perform those functions. There can be no assurance that the Company will be successful in establishing these networks or that if they are established, that they will be successful.

         ASSISTANCE FROM BIOMERICA

         The Company has received substantial help from Biomerica in the form of loans of capital and personnel services in order to function. It is estimated that such services would cost more than is being charged by Biomerica (since Biomerica already has such systems and personnel in place) if the Company were to have to take care of these functions itself. There is no assurance that Biomerica will be able to continue this help indefinitely into the future.

         ATTRACTION OF NEW EMPLOYEES

         The Company will also need to attract additional personnel in order to proceed with the development of any new products and there can be no assurance that the Company will be able to do so. The Company's ability to hire additional personnel will be dependent upon the raising of additional capital or the formation of an alliance with another company.

COMPETITION

         The immunotherapy market in the United States is dominated by four companies, all of which have substantially greater resources and business experience than the Company.

         The independent clinical laboratory industry in the U.S. and in California is highly competitive and fragmented. According to one industry source, there are approximately 4,500 independent clinical laboratories in the U.S. These independent clinical laboratories fall into two separate categories:
(1) smaller, local laboratories that generally offer fewer tests and services and (2) larger laboratories. The Company is a small laboratory.

GOVERNMENT REGULATION AND LICENSES

         GENERAL

         Numerous aspects of AIT's operations, including its testing processes, its business practices and in some instances, the amount and methods by which it is paid, are subject to governmental regulation at the Federal, state and/or local levels.

         In order to bring oral or inhalant type products to market, the Company would have to obtain or license other technology as well as file for other FDA clearances. Such filing would require a substantial amount of resources.

         FEDERAL AND STATE CLINICAL LABORATORY LICENSING

         All clinical laboratories operating in the United States, with limited exceptions, are required to obtain Federal certification pursuant to the Clinical Laboratory Improvement Act (CLIA) and its implementing regulations. The law and its implementing regulations impose, as conditions for such certification, requirements relating to test processes, personnel qualifications, facilities and equipment, record keeping, quality control, quality assurance and participation in proficiency testing. The same regulatory requirements also apply as conditions for participation in the Medicare and Medicaid programs. CLIA regulations vary depending on the complexity of the methodologies performed by the laboratory. Compliance is verified by periodic on-site inspections. Sanctions for failure to meet CLIA/Medicare certification requirements include suspension or revocation of certification, criminal penalties, injunctive actions to close the laboratory, civil penalties or imposition of specific plans of correction to remedy alleged deficiencies. Licensing requirements similar to those imposed pursuant to CLIA also apply at the state level, with similar sanctions for noncompliance. Effective January 1, 1996, California Senate Bill 113 ("SB 113") became law and amended the California laws governing clinical laboratories to make them at least as stringent as CLIA was as of January 1, 1994.

         The Company currently holds an annually renewed clinical laboratory license with the Department of Health Services, State of California. The current license expires December 31, 1999. The Company also holds a clinical laboratory license from the state of Florida. This current license expires November 11, 2000 and is renewed every two years. The Company holds a CLIA Certificate of Compliance, which is a requirement of the Federal government for clinical laboratories. This certificate expires in February 2001 and is renewed every two years. Although the Company has never failed to obtain renewals, its business operations would be materially and adversely affected if it were unable to do so.

         FEDERAL AND STATE BILLING AND FRAUD AND ABUSE LAWS

         The Federal Medicare laws impose specific billing requirements on clinical laboratories. Generally, laboratories are required to bill the Medicare program directly rather than billing physicians or beneficiaries.

         SPECIMEN TRANSPORTATION

         Regulations of the Department of Transportation, the Public Health Service, and the Postal Service apply to the transportation of clinical laboratory specimens.

         REGULATIONS FOR PRODUCTS FOR HUMAN THERAPEUTIC USE

         Regulation by governmental authorities in the United States and other countries is a significant factor for the Company's ongoing research and development activities. In order to test clinically, to produce and to market products for human therapeutic use, mandatory procedures and safety standards established by the FDA and comparable agencies in foreign countries must be followed. The standard process required by the FDA before a pharmaceutical agent may be marketed in the United States includes (i) preclinical tests, (ii) submission to the FDA of an application for an Investigational New Drug ("IND"), which must become effective before human clinical trials may commence, (iii) adequate and well-controlled human clinical trials to establish the safety and efficacy of the drug in its intended application, (iv) submission to and acceptance by, the FDA of an NDA (New Drug Application)with respect to drugs or a Product License Application("PLA") with respect to biologics, and (v) FDA approval of the NDA or PLA prior to any commercial sale or shipment of the drug or biologic (any materials Derived from a living organism, including human, animal or plant).

         In addition to obtaining FDA approval for each product, each domestic drug manufacturing establishment must be registered or licensed by the FDA. Domestic manufacturing establishments are subject to inspections by the FDA and by other federal, state and local agencies and must comply with Good Manufacturing Practices as appropriate for production.

         Clinical trials are typically conducted in three sequential phases, but the phases may overlap. In Phase I, the initial introduction of the drug to humans, the drug is tested for dosage and tolerance. Phase II involves detailed evaluation of safety and efficacy. Phase III trials consist of larger scale evaluation of safety and efficacy and may require larger patient numbers, depending on the clinical indication for which marketing approval is sought. The process of completing clinical testing and obtaining FDA approval for a new product is likely to take a number of years and require the expenditure of substantial resources. The FDA may also require post marketing testing and surveillance programs to monitor the drug's efficacy and possible side effects. Results of these post marketing programs may prevent, or limit, the further marketing of the products.

         Sales of pharmaceutical products outside of the United States are subject to regulatory requirements that vary widely from country to country. In the European Union ("EU"), the general trend has been toward coordination of common standards for clinical testing of new drugs. Generally, the level of regulation in the EU and other foreign jurisdictions is somewhat less comprehensive and burdensome than regulation in the United States, but there are differences and, in a few instances, foreign regulations may be more burdensome than FDA requirements. The time required to obtain regulatory approval from the comparable regulatory agencies in each foreign country may be longer or shorter than that required for FDA approval.

         In addition, the Company is and may be subject to regulation under state and federal law regarding occupational safety, laboratory practices, the use and handling of radioisotopes, environmental protection and hazardous substance control and to other present and possible future local, state, federal and foreign regulation.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

         THE FOLLOWING DISCUSSION OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF THE COMPANY SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED ELSEWHERE IN THIS REPORT.

         THIS DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING, BUT NOT LIMITED TO, COMPETITION, WHICH HAS AND WILL CONTINUE TO PUT PRICE PRESSURE ON THE COMPANY.

GENERAL

         The Company currently generates revenue by providing clinical testing services to doctors, clinics and drug firms in specialized areas of allergy and sensitivity determinations. Test samples are sent to the Company's laboratory for evaluation and the results of the tests are reported to the customer (doctors, clinics, or other).

         The Company is also engaged in the development and commercialization of novel bio-pharmaceutical products for the treatment of allergies. The Company has obtained four patents on technology relating to the treatment of allergies. Additional financing will be required for the Company to complete the development of its technology. The Company is not expected to engage in further research or development until it obtains such additional financing. In connection with these efforts, the Company may enter into a strategic alliance or joint venture to finance the cost of such further research and development. There are no current revenues from research projects. In addition, because there are no current research projects, current research will have no impact on future revenues.

         The Company's laboratory facilities are located next to its office in Newport Beach, California. At the same facilities ancillary support services such as accounting and office support are provided by Biomerica. AIT pays Biomerica a monthly fee of approximately $1,350 for these services.

RESULTS OF OPERATIONS

        FISCAL YEAR ENDED MAY 31, 1999, COMPARED TO FISCAL YEAR ENDED
MAY 31, 1998

         Revenues for the year ended May 31, 1999 were $70,351 as compared to $99,071 in the prior year period. This represents a decrease of $28,720 or 29% from the previous period. The decrease of sales was primarily due to lower sales volume for existing accounts. Cost of sales as a percentage of sales increased from 107% to 127% due to higher material costs and fixed labor cost.

         General and administrative expenses decreased from $125,708 to $64,679 during the twelve-month period ended May 31, 1999, as compared to the twelve month period ended May 31, 1998. The decrease was $61,029 or 48.5%. The decrease was due to lower payroll costs resulting from the termination of employment of the Company's former president. The former president of the Company was hired to help raise capital for the Company, among other things. Since it did not appear that this was impending, and since the Company was incurring large losses, the position was terminated until such time as the Company raises additional capital. For the year ended May 31, 1999 research and development expenses were $300 compared to $39 for the same period in fiscal 1998. The Company received no revenues from research for the year ended May 31, 1999.

         There are currently no known events or uncertainties which may impact revenues, sales or operating income. There are not currently any research projects which comprise any of the Company's revenues.

         Other income increased for the year ended May 31, 1999 to $102,323 from $493 in fiscal due to the $100,000 which was received in June, but accrued in May 1999.

LIQUIDITY AND CAPITAL RESOURCES

         As of May 31, 1999, the Company had cash of $2,000 compared to $3,562 for the previous year. Its current working capital deficit was $90,000 as compared to a deficit of $110,600 for the previous year.

         The Company has been experiencing losses and has had to rely on borrowings from Biomerica, Inc., which owns approximately 74.5% of the outstanding stock of AIT. Management believes that losses will continue during fiscal 1999. Biomerica has agreed to provided continued financial and management support, if necessary, through the end of the Company's 2000 fiscal year. As of May 31, 1999 the Company owed Biomerica $208,008. Biomerica is not charging the Company interest on the advances and has not determined any date of repayment. In the past Biomerica has taken the Company's stock as repayment for cash advanced.

YEAR 2000 COMPLIANCE; YEAR 2000 READINESS DISCLOSURE

         TO THE FULLEST EXTENT PERMITTED BY LAW, THE FOLLOWING DISCUSSION IS A "YEAR 2000 READINESS DISCLOSURE" WITHIN THE MEANING OF THE YEAR 2000 INFORMATION AND READINESS DISCLOSURE ACT 105 P.L. 271. COMPLIANCE WITH THE YEAR 2000 INFORMATION AND READINESS ACT DOES NOT PRECLUDE CLAIMS FOR VIOLATIONS OF
FEDERAL SECURITIES LAWS.

         BACKGROUND

         Many of the world's computer systems and programs currently record years in a two-digit format. Such computer systems or programs that have date-sensitive software or hardware may recognize a date using "00" as the year 1900 rather than the year 2000, and therefore, may be unable to recognize, interpret or use dates in and beyond the year 1999 correctly. Because the activities of many businesses are affected by dates or are date-related, the inability of these systems or programs to use such date information correctly could result in system failures or disruptions and lead to disruptions of business operations in the United States and internationally (the "Year 2000 Problem"). In the case of the Company, such disruptions may include, among other things, an inability to maintain accurate records, send invoices, or engage in similar routine business activities.

         ASSESSING THE IMPACT OF THE YEAR 2000 PROBLEM ON THE COMPANY'S
         OPERATIONS

         The Company currently operates a Novell-based LAN system put in place in November 1994. Most of the Company's computers have been upgraded to year 2000 compliant equipment. The Company upgraded its software and most hardware in March of 1999. The cost of these upgrades was not material. The accounting and record-keeping software that is employed at AIT is actively supported by the developer/vendor and is in wide currency in varied commercial milieus.

         The Company does not place orders electronically nor does it make disbursements to vendors or employees in that medium. The Company has a broad base of suppliers and therefore is not heavily reliant on any one supplier outside of the Company. The Company has a limited number of customers and the impact, if any, of Year 2000 related problems on the Company's customers could have an adverse effect on the Company. Any additional computer hardware needed to become Year 2000 compliant will not impose a material expense on the Company.

         The Company has conducted a survey of readiness of suppliers and has not received negative information from any material vendor. The Company's two principal customers have indicated that they are Year 2000 compliant and we have no indication that other customers are not Year 2000 compliant. Biomerica and the Company share computer networks and therefore the same statements apply to Biomerica with respect to Year 2000 readiness, except that Biomerica has a broader base of customers than the Company, and should therefore be less impacted by any one customer having Year 2000 problems.

         CONTINGENCY PLANNING

         The Company has not developed any plan to address contingencies arising from the Year 2000 problem. Consequently, no assurance can be given that any potential failure of in-house or third-party systems will not increase the Company's operating costs or create uncertainties that may have an adverse effect on the Company's operating results or financial condition.

NEW ACCOUNTING PRONOUNCEMENTS

         In June 1997, the FASB issued SFAS No. 130, REPORTING COMPREHENSIVE INCOME, and SFAS No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION. SFAS No. 130 requires that an enterprise report by major components and as a single total, the change in its net assets during the period from nonowner sources; and SFAS No. 131 establishes annual and interim reporting standards for an enterprises operating segments and related disclosures about its products, services, geographic areas and major customers. Adoption of these statements will not impact the Company's financial position, results of operations or cash flows and any effect will be limited to the form and content of its disclosures. Both statements are effective for fiscal years beginning after December 15, 1997, with earlier application permitted. SFAS No. 130 is applicable to interim financial statements. However, the Company has no elements of other comprehensive income.

                             DESCRIPTION OF PROPERTY

         The Company currently leases 1,600 square feet of office and laboratory space in Newport Beach, California, on a month-to-month basis, at a rate of $1,400 per month, plus taxes and insurance. The property is in good condition and sufficient to meet the needs of the Company at this time. The Company does not plan to obtain additional space in the foreseeable future. However, if the Company obtains a research and marketing partner or raises additional funds the need would arise for acquiring additional space. The facilities are leased from Mrs. Ilse Sultanian and JSJ Management (one of the partners of which, Janet Moore, is an officer, director and stockholder of the Company). (See Item 7, "Certain Relationships and Related Transactions").

         At the same facilities ancillary support services such as accounting and office support are provided by Biomerica. AIT pays Biomerica a monthly fee of approximately $1,350 for these services.

            SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SHAREHOLDERS

         Except as otherwise indicated, the following table sets forth certain information regarding the beneficial ownership of the Company's capital stock as of May 31, 1999, by: (i) each of the Company's directors and officers, (ii) each person or entity who beneficially owned more than five percent of the Company's capital stock, and (iii) all directors and executive officers of the Company as a group. Unless otherwise indicated, the address of each named beneficial owner is the same as that of the Company's principal office located at 1531 Monrovia Avenue, Newport Beach, California 92663.

Name and Address             Shares Beneficially         Percentage Beneficially
Of Beneficial Owner                 Owned                         Owned (1)
-------------------          -------------------         -----------------------

Common Stock

Biomerica, Inc.(2)                 12,797,108                     74.6%

Zackary Irani                         155,000                         *

Dr. Robert Orlando                    162,000                         *

Janet Moore (3)                       865,350                      5.0%

Officers and Directors
as a group (3 individuals)         13,979,458                     81.4%

----------
*Less than one percent

(1) Beneficial ownership is determined in accordance with the applicable rules under the 1934 Act. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options held by that person that are currently exercisable, or become exercisable within 60 days from the date hereof, are deemed outstanding. However, such shares are not deemed outstanding for purposes of computing the percentage ownership of any other person. Percentage ownership is based on 17,170,390 shares of Common Stock outstanding.

(2)  Shares controlled by Zackary Irani.

(3)  Includes 20,000 shares of Common Stock owned by Ms. Moore's minor children.



             DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Name                      Age               Position                  Term of Director Expires
----                      ---               --------                       --------
Zackary Irani              33               Chief Executive                  1999
                                            Officer, Chairman of
                                            The Board & Director
Dr. Robert Orlando         60               Director                         1999
Janet Moore                48               Director, Chief                  1999
                                            Financial Officer, Chief
                                            Accounting Officer &
                                            Secretary

         The Company currently does not have any officers other than its Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and Secretary, who are responsible for the Company's daily operations.

         Zackary S. Irani is Director, Chief Executive Officer and Chairman of the Board of AIT. He is currently President and Chairman of Biomerica, Inc., which owns 74.6% of AIT. He has been with Biomerica over twelve years and holds a B.S. degree from Chapman University and an MBA from the University of California, Irvine. Mr. Irani serves as a director of Lancer Orthodontics and Biomerica and has been a director of AIT since 1992.

         Dr. Robert Orlando serves as the Medical Director of AIT and has been a member of the board since 1986. Dr. Orlando is a pathologist as well as a biophysicist and immunologist. Dr. Orlando, a graduate of the New Jersey University of Medicine and the University of Chicago, is the Chief Pathologist at Beverly Hospital. Dr. Orlando is a director of Biomerica and Lancer Orthodontics. Dr. Orlando has been a director of AIT since 1986.

         Janet Moore serves as Director, Secretary, Chief Financial Officer and Chief Accounting Officer of AIT. She has worked for Biomerica for over twenty-two years and holds a B.S. degree in business from Pepperdine University. She is a Director of Lancer Orthodontics and Biomerica. Janet Moore has been a Director of AIT since April 1997.

                             EXECUTIVE COMPENSATION

         The following table sets forth information concerning the compensation received for the fiscal years ended May 31, 1999, 1998 and 1997 for services rendered to the Company in all capacities by the Company's Chief Executive Officer and Chairman of the Board.


                                              SUMMARY COMPENSATION TABLE

----------------------------------------------------------------------------------------------------------------------------

                                         ANNUAL COMPENSATION                   LONG TERM COMPENSATION
                                  ---------------------------------    -------------------------------------
                                                                                AWARDS               PAYOUTS
                                                                       ------------------------      -------
 NAME AND PRINCIPAL               SALARY     BONUS     OTHER ANNUAL    RESTRICTED    SECURITIES       LTIP        ALL OTHER
      POSITION          YEAR       ($)        ($)      COMPENSATION      STOCK       UNDERLYING      PAYOUTS    COMPENSATION
                                                            ($)         AWARD(S)      OPTIONS/         ($)           ($)
                                                                          ($)         SARS (#)
----------------------------------------------------------------------------------------------------------------------------
Zachary Irani,          1999       -0-        -0-           -0-           -0-            -0-           -0-           -0-
Chief Executive         1998       -0-        -0-           -0-          50,000          -0-           -0-           -0-
Officer and             1997       -0-        -0-           -0-           -0-            -0-           -0-           -0-
Chairman of the
Board (1)(2)
----------------------------------------------------------------------------------------------------------------------------


(1) All other compensation in the form of perquisites and other personal benefits has been omitted because the aggregate amount of such perquisites and other personal benefits constituted the lesser of $50,000 or 10% of the total annual salary and bonus of the named executive for such year.

(2) Biomerica charges the Company a monthly administrative fee of $1,350 which covers accounting, telephone, executive services, office supplies and other miscellaneous expenses. Mr. Irani is not paid a salary by Biomerica for his services to the Company, however, included in the $1,350 per month is $500 for Mr. Irani's services to the Company.

STOCK OPTION GRANTS

         During fiscal 1998, the Company agreed to grant options to purchase 1,135,000 shares of Common Stock to the directors and an employee of AIT, and Biomerica, the Company's parent. The stock options will be granted at an exercise price equal to the fair market value of the Common Stock as determined
(i) upon the completion of an offering of securities yielding proceeds to the Company of $3,000,000 or more, or (ii) upon the completion of a merger with or an acquisition of a company having assets of more than $6,000,000. The options will be exercisable over the five-year period beginning on the grant date.

         The Company has not entered into any employment agreements with its officers or employees. Directors do not receive cash compensation for their services, but may be reimbursed for reasonable expenses and may receive stock options in consideration of their services.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         The Company leases on a month-to-month basis 1,600 square feet of laboratory and office space for $1,400 per month, plus insurance and taxes. The space is leased from Mrs. Ilse Sultanian and JSJ Management. Ms. Janet Moore, an officer, director and shareholder of the Company, is a partner at JSJ Management.

         The Company currently contracts with Biomerica for certain accounting and general administrative services. The Company pays Biomerica an aggregate monthly fee of approximately $1,350 for these services. In addition, the Company has received certain financial and technical assistance from Biomerica in connection with the development of its technology. The Company's Chairman of the Board and Secretary are officers, directors and significant shareholders of Biomerica.

                            DESCRIPTION OF SECURITIES

         The Company's authorized equity capitalization consists of 50,000,000 shares of voting Common Stock, par value $.001 and 100,000 shares of preferred stock, par value $1.00 per share. As of May 1, 1999, there were 17,170,390 shares of Common Stock issued and outstanding. No shares of preferred stock have been issued as of the date of this Registration Statement.

COMMON STOCK

         Holders of common stock are entitled to receive dividends when, as and if declared by the board of directors, out of funds legally available therefore. There have been no dividends declared and management does not anticipate any dividends in the near future due to lack of funds. Dividends on any outstanding shares of preferred stock may be required to be paid in full before payment of any dividends on the common stock. Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to share ratably in assets available for distribution after payment of all debts and other liabilities and subject to the prior rights of any holders of any preferred stock then outstanding.

         Holders of common stock are entitled to one vote per share with respect to all matters submitted to a vote of shareholders and do not have cumulative voting rights. Accordingly, holders of a majority of the common stock entitled to vote in any election of directors may elect all of the directors standing for election, subject to the voting rights (if any) of any preferred stock that may be outstanding. The Company's Articles of Incorporation and Bylaws contain no restrictions on the repurchase by the company of shares of the common stock or preferred stock. All the outstanding shares of common stock are, and additional shares of common stock will be, when, issued, validly issued, fully paid and nonassessable.

PREFERRED STOCK

         The Company is authorized to issue up to 100,000 shares of Preferred Stock, par value $1.00 per share, the rights, preference and privileges of which may be determined from time to time by the Board of Directors. The Board of directors is authorized to designate with respect to each series of preferred stock the number of shares in each such series, the dividend rates and dates of payment, voluntary and involuntary liquidation preferences, redemption prices, if any, whether or not dividends shall be cumulative and, if cumulative, the date or dates from which the same shall be cumulative, the sinking fund provisions if any, and the terms and conditions on which shares can be converted into or exchanged for shares of another class or series, and the voting rights, if any. As of the date hereof, there were no shares of Preferred Stock issued and outstanding. Any preferred stock issued will rank prior to the common stock as to dividends and as to distributions in the event of liquidation, dissolution or winding up of the Company. The ability of the Board of Directors to issue preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting powers of holders of Common Stock, and could delay, deter or prevent a change in control of the Company. The Preferred Stock will, when issued, be fully paid and nonassessable.

                                     PART II

ITEM. 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON STOCK AND OTHER SHAREHOLDER MATTERS.

         The Company's Common Stock is traded on the NASDAQ's OTC Bulletin Board under the symbol "ALIM". The high and low closing bid information for the Company's Common Stock during the years ended May 31, 1997 and 1998, as well as the interim nine-month period ended February 28, 1999, is based on information received from Bloomberg, L.P. and Nasdaq Trading and Market Services.

                                                             High           Low
                                                             ----           ---

Year Ended May 31, 1997:

  Quarter ended May 31, 1997...........................       *              *

  Quarter ended February 28, 1997......................     .0001          .0001

  Quarter ended November 30, 1996......................       *              *

  Quarter ended August 31, 1996........................       *              *

Year Ended May 31, 1998:

  Quarter ended May 31, 1998...........................       *              *

  Quarter ended February 28, 1998......................       *              *

  Quarter ended November 30, 1997......................       *              *

  Quarter ended August 31, 1997........................       *              *

Year Ended May 31, 1999:

  Quarter ended May 31, 1999...........................     .04           .03125

  Quarter ended February 28, 1999......................     .13           .03125

  Quarter ended November 28, 1998......................       *              *

  Quarter ended August 31, 1998........................       *              *


* Indicates a period in which no trades took place and for which no bid prices were posted.

         The quotations reflect inter-dealer price, without mark-up, mark-down or commission and may not represent actual transactions. The stock is thinly traded and transactions in the stock are sporadic and infrequent.

         As of March 31, 1999, there were 773 shareholders of record of the Company's common stock and 0 holders of the Company's preferred stock.

         The Company has not declared or paid any cash dividends on its common stock and does not intend to declare or pay any cash dividends in the foreseeable future. The payment of dividends, if any, is within the discretion of the Board of Directors and will depend on the Company's earnings, if any, its capital requirements, and financial condition and other such factors as the Board of Directors may consider.

ITEM 2.  LEGAL PROCEEDINGS.

None

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         Effective April 13, 1999 the Company's Board of Directors appointed BDO Seidman, LLP as independent public accountants, to audit the consolidated financial statements of the Company for the year ending May 31, 1999 and to perform other appropriate services as directed by the Company management and Board of Directors. In connection with the engagement of BDO Seidman, LLP, the Company dismissed Corbin & Wertz on April 13, 1999, who had been engaged to audit the Company's financial statements for the prior fiscal years. The audit reports provided by Corbin & Wertz for the fiscal years ended May 31, 1998 and 1997 did not contain any adverse opinion or a disclaimer of opinion nor was any report modified as to uncertainty, audit scope or accounting principles. There were no disagreements between the Company and Corbin & Wertz on any matter of accounting principles or practices, financial statement disclosure or auditing, scope or procedure. Prior to the engagement of BDO Seidman, LLP there were no consultations by the Company and BDO Seidman, LLP relating to disclosable disagreements with Corbin and Wertz, how accounting principles would be applied by BDO Seidman, LLP to a specific transaction, or the type of an opinion BDO Seidman, LLP might render.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

         During fiscal 1999 the Company issued 1,916,429 shares of common stock to Biomerica in exchange for debt of $134,150. The shares were issued in private transactions pursuant to the exemption available under Section 4(2) of the Securities Act of 1933, as amended, and other applicable exemptions from registration and qualification under federal and state securities laws.

         During fiscal 1998 the Company issued 30,000 shares of common stock to the then president of the Company for services rendered and 5,000 to an employee for services rendered. The shares were issued in private transactions pursuant to the exemption from registration available under Section 4(2) of the Securities Act of 1933, as amended, and other applicable exemptions from registration and qualification under federal and state securities laws.

         During fiscal 1997 the Company issued 400,000 shares of common stock to directors of the Company for services rendered. The shares were issued in private transactions pursuant to the exemption from registration available under
Section 4(2) of the Securities Act of 1933, as amended, and other applicable exemptions from registration and qualification under federal and state securities laws.

ITEM 5.  INDEMNIFICATION AND LIMITATION OF LIABILITY OF DIRECTORS

         The Certificate of Incorporation limits the liability of directors and officers to the fullest extent permitted under Delaware General Corporation Law. As allowed by Delaware Revised Statutes, the Certificate of Incorporation and Bylaws of the Company provide that the liability of the directors of the Company for monetary damages shall be eliminated to the fullest extent permissible under Delaware law. This is intended to eliminate the personal liability of a director for monetary damages in an action brought by or in the right of the Company for breach of a director's duties to the Company or its shareholders except for liability for acts or omissions that involve intentional misconduct or knowing and culpable violation of law, for acts or omissions that a director believes to be contrary to the best interests of the Company or its shareholders or that involve the absence of good faith on the part of the director, for any transaction from which a director derived an improper personal benefit, for acts or omissions that show a reckless disregard for the director's duty to the Company or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of serious injury to the Company or its shareholders, for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the Company or its shareholders, with respect to certain contracts in which a director has a material financial interest and for approval of certain improper distributions to shareholders or certain loans or guarantees. This provision does not limit or eliminate the rights of the Company or any shareholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care.

                                    PART F/S

FINANCIAL STATEMENTS

    See "Index to Consolidated Financial Statements" for a listing of the consolidated financial statements filed with this Form 10-SB.



                       ALLERGY IMMUNO TECHNOLOGIES, INC.

                                    CONTENTS

-------------------------------------------------------------------------------

            REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS,
            BDO SEIDMAN, LLP                                               FS-2

            INDEPENDENT AUDITORS' REPORT, CORBIN & WERTZ                   FS-3

            FINANCIAL STATEMENTS

               Balance Sheet as of May 31, 1999                            FS-4

               Statements of Operations                                    FS-5

               Statements of Shareholders' Deficit                         FS-6

               Statements of Cash Flows                                    FS-7

               Notes to Financial Statements                        FS-8 - FS-20

               Statements of Operations (unaudited)
                November 30, 1999 and 1998                                FS-21

               Balance Sheet as of November 30, 1999               FS-22 - FS-23
                (unaudited)

               Statements of Cash flows (unaudited)
                November 30, 1999 and 1998                                FS-24

               Statement of Changes in Shareholders'
                Deficit (unaudited) November 30, 1999                     FS-25

               Notes to Financial Statements (unaudited)
                November 30, 1999                                  FS-26 - FS-27

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Board of Directors
Allergy Immuno Technologies, Inc.


We have audited the accompanying balance sheet of Allergy Immuno Technologies, Inc. (the "Company") as of May 31, 1999, and the related statements of operations, shareholders' deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allergy Immuno Technologies, Inc. as of May 31, 1999, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.


                                                BDO SEIDMAN, LLP




Costa Mesa, California
July 29, 1999
                                     FS-2

INDEPENDENT AUDITORS' REPORT


The Board of Directors
Allergy Immuno Technologies, Inc.

We have audited the accompanying statements of operations, shareholders' deficit and cash flows for the year ended May 31, 1998 of Allergy Immuno Technologies, Inc. (the "Company"). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Allergy Immuno Technologies, Inc. for the year ended May 31, 1998, in conformity with generally accepted accounting principles.


                                          CORBIN & WERTZ


Irvine, California
June 29, 1998

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 May 31,                                                              1999
-------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS
  Cash                                                        $      2,202
  Accounts receivable, less allowance for doubtful accounts
   of $11,185                                                       13,550
  Inventory                                                          6,456
  Other receivable _ consulting                                    100,000
  Prepaid and other current assets                                   3,279
-------------------------------------------------------------------------------

Total current assets                                               125,487



FIXED ASSETS, net of accumulated depreciation of $43,940                -


LAND HELD FOR INVESTMENT                                            46,000


PATENTS, net of accumulated amortization of $4,706                  12,564
-------------------------------------------------------------------------------

                                                              $    184,051
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                               ALLERGY IMMUNO TECHNOLOGIES, INC.

                                                                   BALANCE SHEET


 May 31,                                                              1999
--------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' DEFICIT

CURRENT LIABILITIES
  Accounts payable and accrued expenses                       $      7,719
  Due to affiliate                                                 208,008
--------------------------------------------------------------------------------
                                                                   215,727



SHAREHOLDERS' DEFICIT

  Preferred stock, par value $1.00 per share; 100,000 shares
     authorized; no shares issued and outstanding                       -
  Common stock, par value $.001 per share; 50,000,000
     shares authorized; 17,170,390 shares issued and
     outstanding at May 31, 1999                                    17,170
  Additional paid in capital                                     1,777,388
  Accumulated deficit                                           (1,826,234)
--------------------------------------------------------------------------------


Total shareholders' deficit                                        (31,676)
--------------------------------------------------------------------------------

                                                              $    184,051
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 See accompanying notes to financial statements.

                                               ALLERGY IMMUNO TECHNOLOGIES, INC.

                                                        STATEMENTS OF OPERATIONS

Years Ended May 31,                                            1999                1998
-------------------------------------------------------------------------------------------


NET SALES                                               $    70,351       $      99,071

Cost of sales                                                89,131             106,051
-------------------------------------------------------------------------------------------

GROSS LOSS                                                  (18,780)             (6,980)
-------------------------------------------------------------------------------------------

OPERATING EXPENSES
   General and administrative                                64,679             125,708
   Research and development                                     300                  39
-------------------------------------------------------------------------------------------


Total operating expenses                                     64,979             125,747
-------------------------------------------------------------------------------------------

OPERATING LOSS                                              (83,759)           (132,727)

OTHER INCOME, NET                                           102,323                 493
-------------------------------------------------------------------------------------------

INCOME (LOSS) BEFORE INCOME TAXES                            18,564            (132,234)

Income tax expense                                              800                 800
-------------------------------------------------------------------------------------------

NET INCOME (LOSS)                                       $    17,764       $    (133,034)
-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------

Per share data (basic and diluted):

NET INCOME (LOSS)                                       $       .00       $        (.01)
-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------

Weighted average number of common shares outstanding     17,170,390          15,389,080
-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------



                                             See accompanying notes to financial statements.


                                                             ALLERGY IMMUNO TECHNOLOGIES, INC.

                                                           STATEMENTS OF SHAREHOLDERS' DEFICIT
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

                               Common Stock          COMMON STOCK SUBSCRIBED    Additional                             Total
                           ------------------------- ------------------------      Paid-in    Accumulated      Shareholders'
                           Shares           Amount   Shares           Amount       Capital        Deficit            Deficit
---------------------------------------------------------------------------------------------------------------------------------
Balances at June 1, 1997   15,218,961  $    15,219             -  $        -   $ 1,642,739   $ (1,710,964)     $    (53,006)

Issuance of stock for
services                       35,000           35             -           -         2,415              -             2,450

Common stock subscribed
in exchange for debt                -            -     1,916,429       1,916       132,234              -           134,150

Net loss                            -            -             -           -             -       (133,034)         (133,034)
---------------------------------------------------------------------------------------------------------------------------------
Balances at May 31, 1998   15,253,961       15,254     1,916,429       1,916     1,777,388     (1,843,998)          (49,440)

Issuance of common stock
in exchange for common
stock subscribed            1,916,429        1,916    (1,916,429)     (1,916)            -              -                 -

Net income                          -            -             -           -             -         17,764            17,764
---------------------------------------------------------------------------------------------------------------------------------

Balances at May 31, 1999   17,170,390  $    17,170             -  $        -   $ 1,777,388   $ (1,826,234)     $    (31,676)
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------


                                                           See accompanying notes to financial statements.


                                                     ALLERGY IMMUNO TECHNOLOGIES, INC.

                                                              STATEMENTS OF CASH FLOWS

-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------


 For the Years Ended May 31,                                     1999              1998
-------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                                       $    17,764     $    (133,034)
  Adjustments to reconcile net income (loss) to net cash
     used in operating activities:
     Depreciation and amortization                              2,596             1,609
     Stock issued for services                                      -             2,450
     Provision for allowance for doubtful accounts               (297)           (8,351)
     Changes in operating assets and liabilities:
       Accounts receivable                                     11,289             5,128
       Inventory                                                  555             1,596
       Other receivable _ consulting                         (100,000)                -
       Prepaid and other current assets                           927             1,595
       Accounts payable and accrued expenses                    2,138            (9,759)
-------------------------------------------------------------------------------------------

Net cash used in operating activities                         (65,763)         (138,766)
-------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
   Purchases of property                                            -              (535)
   Increase in patents                                              -            (3,461)
-------------------------------------------------------------------------------------------

Net cash used in investing activities                               -            (3,996)
-------------------------------------------------------------------------------------------

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES
   Advances from affiliate                                     64,403           142,939
-------------------------------------------------------------------------------------------

Net change in cash                                             (1,360)              177

Cash at beginning of year                                       3,562             3,385
-------------------------------------------------------------------------------------------

Cash at end of year                                       $     2,202     $       3,562
-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
   CASH PAID DURING THE YEAR FOR:

       Interest                                           $         -     $           -
-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------

       Income taxes                                       $       800     $         800
-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------


                                          See accompanying notes to financial statements.


                                               ALLERGY IMMUNO TECHNOLOGIES, INC.

                                                   NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

1.  SUMMARY OF    ORGANIZATION
    SIGNIFICANT
    ACCOUNTING    Allergy Immuno Technologies, Inc. (the "Company") provides
    POLICIES      specialized diagnostic testing services to physicians and
                  clinics located throughout the United States. The Company is a majority-owned subsidiary of Biomerica and has historically received support for operations and management from Biomerica. Biomerica has agreed to provided continued financial and management support, if necessary, through the end of the Company's 2000 fiscal year.

                  ACCOUNTS RECEIVABLE

                  Accounts receivable consists of fees due the Company for testing provided to various physicians, clinics and unrelated companies. The Company extends credit to its customers and generally performs ongoing credit evaluations of such customers. The Company does not require collateral to secure its accounts receivable. The Company maintains reserves for potential credit losses based on the Company's historical experience related to credit losses.

                  INVENTORY

                  Inventory, comprised principally of various chemicals and testing kits, is stated at the lower of cost (first-in, first-out method) or market. Market is determined by comparison with recent purchases or net realizable value.

                  FIXED ASSETS

                  Fixed assets, which are primarily comprised of furniture and fixtures, are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets, which are generally from three to five years. Depreciation expense included in the accompanying statements of operations totaled $1,636 and $663 for the years ended May 31, 1999 and 1998, respectively. Expenditures for additions and major improvements are capitalized. Repairs and maintenance costs are charged to operations as incurred.

                                               ALLERGY IMMUNO TECHNOLOGIES, INC.

                                                   NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

1.  SUMMARY OF    PATENTS
    SIGNIFICANT
    ACCOUNTING    The Company holds certain patents which are amortized on a
    POLICIES      straight-line basis over 17 years.  Amortization expense
    (CONTINUED)   included in the accompanying statements of operations
                  amounted to $960 and $946 for the years ended May 31, 1999 and 1998, respectively.

                  REVENUE RECOGNITION

                  Revenue is recognized upon completion of the diagnostic testing services.

                  ADVERTISING COSTS

                  The Company reports the costs of all advertising as expense in the period in which those costs are incurred. Advertising costs were $779 and $63 for the years ended May 31, 1999 and 1998, respectively.

                  INCOME TAXES

                  The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under the asset and liability method of Statement No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for certain deferred tax assets if it is more likely than not that the Company will not realize tax assets through future operations.

                                               ALLERGY IMMUNO TECHNOLOGIES, INC.

                                                   NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

1.  SUMMARY OF    ACCOUNTING ESTIMATES
    SIGNIFICANT
    ACCOUNTING    The preparation of financial statements in conformity with
    POLICIES      generally accepted accounting principles requires management
    (CONTINUED)   to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could materially differ from those estimates.

                  STOCK-BASED COMPENSATION

                  During 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation", which defines a fair value based method of accounting for stock-based compensation. However, SFAS 123 allows an entity to continue to measure compensation cost related to stock and stock options issued to employees using the intrinsic method of accounting prescribed by Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees". Entities electing to remain with the accounting method of APB 25 must make pro forma disclosures of net income and earnings per share, as if the fair value method of accounting defined in SFAS 123 had been applied. The Company has elected to account for its stock-based compensation to employees under APB 25.

                  FAIR VALUE OF FINANCIAL INSTRUMENTS

                  The Company has financial instruments whereby the fair market value of the financial instruments could be different than that recorded on a historical basis on the accompanying balance sheets. The Company's financial instruments consist of cash, accounts receivable and accounts payable. The carrying amounts of the Company's financial instruments approximate their fair values at May 31,1999.

                                               ALLERGY IMMUNO TECHNOLOGIES, INC.

                                                   NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

1.  SUMMARY OF    ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS
    SIGNIFICANT
    ACCOUNTING    The Company follows the guidance under Statement of Financial
    POLICIES      Accounting Standards 121, "Accounting for the Impairment of
    (CONTINUED)   Long-Lived Assets and for Long-Lived Assets to be Disposed
                  Of", ("SFAS 121"). SFAS 121 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS 121 also addresses the accounting for long-lived assets that are expected to be disposed of. Management has determined that there is no impairment of long-lived assets as of May 31, 1999.

                  CONCENTRATION OF CREDIT RISK


                  The Company provides credit in the normal course of business to customers throughout the United States and foreign markets. The Company performs ongoing credit evaluations of its customers. The Company does not obtain collateral with which to secure its accounts receivable. The Company maintains reserves for potential credit losses based upon the Company's historical experience related to credit losses.

                  During the year ended May 31, 1999, the Company had two major customers which accounted for approximately 29% and 11% of net sales. During the year ended May 31, 1998, the Company had two major customers which accounted for approximately 33% and 20% of net sales, respectively.

                  At May 31, 1999, the Company was owed $6,160 or 45%, $4,235 or 31% and $3,003 or 22% of net accounts receivable from three customers, respectively.

                  EARNINGS (LOSS) PER SHARE

                  Earnings (loss) per share is computed using the weighted average number of common shares and common equivalent shares, if any, outstanding during each year.

                                               ALLERGY IMMUNO TECHNOLOGIES, INC.

                                                   NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

1.  SUMMARY OF    The Financial Accounting Standards Board has issued Statement
    SIGNIFICANT   of Financial Accounting Standards No. 128, "Earnings Per
    ACCOUNTING    Share"("SFAS 128").  SFAS 128 is primarily a disclosure
    POLICIES      standard which requires public companies to present basic
    (CONTINUED)   earnings per share (EPS) and, if applicable, diluted earnings per share, instead of primary and fully diluted earnings per share. Basic EPS is computed by dividing net income for the year by the weighted average number of shares of common stock outstanding during the year. Diluted EPS is computed by dividing net income for the year by the weighted average number of shares of common stock and common stock equivalents outstanding during the year.

                  The following table illustrates the required disclosure of the reconciliation of the numerators and denominators of the basic and diluted EPS computations.

                                             For the Year Ended May 31, 1999
                                          ------------------------------------------
                                             Loss           Shares       Per Share
                                          (Numerator)    (Denominator)   Amount
                  -----------------------------------------------------------------

                  BASIC EPS -

                  Income available to
                   common
                   shareholders           $   17,764     17,170,390     $       .00
                  -----------------------------------------------------------------
                  -----------------------------------------------------------------
                  EFFECT OF DILUTIVE
                   SECURITIES -

                   Options                         -              -
                  -----------------------------------------------------------------

                  DILUTED EPS -

                   Income available
                    to common
                    shareholders plus
                    assumed
                    conversions           $   17,764     17,170,390     $       .00
                  -----------------------------------------------------------------
                  -----------------------------------------------------------------

1.  SUMMARY OF
    SIGNIFICANT                                For the Year Ended May 31, 1998
    ACCOUNTING                            ------------------------------------------
    POLICIES                               Income          Shares        Per Share
    (CONTINUED)                           (Numerator)    (Denominator)   Amount
                  ------------------------------------------------------------------
                  BASIC EPS -

                  Loss available to
                   common
                   shareholders          $   (133,034)   15,389,080     $     (.01)
                  -----------------------------------------------------------------
                  -----------------------------------------------------------------

                  EFFECT OF DILUTIVE
                   SECURITIES -

                   Options                      -                 -
                  -----------------------------------------------------------------

                  DILUTED EPS -

                   Loss available to
                    common
                    shareholders plus
                    assumed
                    conversions             $  (133,034)  15,389,080    $     (.01)
                  -----------------------------------------------------------------
                  -----------------------------------------------------------------

                  LIMITATIONS ON DIVIDENDS

                  Pursuant to state laws, the Company is currently restricted, and may be restricted for the foreseeable future, from making dividends to its stockholders as a result of its accumulated deficit as of May 31, 1999.

                                               ALLERGY IMMUNO TECHNOLOGIES, INC.

                                                   NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

1.  SUMMARY OF    HAZARDOUS MATERIALS
    SIGNIFICANT
    ACCOUNTING    The Company's research and development involves the
    POLICIES      controlled use of hazardous materials and chemicals.
    (CONTINUED)   Although the Company believes that safety procedures for
                  handling and disposing of such materials comply with the standards prescribed by state and Federal regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result and any such liability could exceed the resources of the Company. The Company may incur substantial costs to comply with environmental regulations.

                  NEW ACCOUNTING PRONOUNCEMENTS

                  In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income". SFAS No. 130 requires that an enterprise report, by major components and as a single total, the change in its net assets during the period from nonowner sources. The Company has no elements of other comprehensive income.


2.  LAND HELD     Land held for investment consists of a parcel of land located
    FOR           state of Utah, and is stated at the lower of cost or market.
    INVESTMENT

3.  SHAREHOLDERS' The Company's authorized equity capitalization consists of
    EQUITY 50,000,000 shares of voting Common Stock, par value $.001 and 100,000 shares of preferred stock, par value $1.00 per share. As of May 31, 1999, there were 17,170,390 shares of Common Stock issued and outstanding.

                  Holders of common stock are entitled to receive dividends when, as and if declared by the Board of Directors, out of funds legally available therefor. There have been no dividends declared and management does not anticipate any dividends in the near future due to lack of funds and legal restrictions. Dividends on any outstanding shares of preferred stock may be required to be paid in full before payment of any dividends on the Common Stock. Upon liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in assets available for distribution after payment of all debts and other liabilities and subject to the prior rights of any holders of any Preferred Stock then outstanding.

                                               ALLERGY IMMUNO TECHNOLOGIES, INC.

                                                   NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

3.  SHAREHOLDERS' Holders of common stock are entitled to one vote per share
    EQUITY        with respect to all matters submitted to a vote of
    (CONTINUED)   shareholders and do not have cumulative voting rights.
                  Accordingly, holders of a majority of the common stock entitled to vote in any election of directors may elect all of the directors standing for election, subject to the voting rights (if any) of any preferred stock that may be outstanding. The Company's Articles of Incorporation and
                  Bylaws contain no restrictions on the repurchase by the Company of shares of the common stock or preferred stock.
                  All the outstanding shares of common stock are, and additional shares of common stock will be, when issued, validly issued, fully paid, and nonassessable.

                  The Company is authorized to issue up to 100,000 shares of Preferred Stock, par value $1.00 per share, the rights, preference and privileges of which may be determined from time to time by the Board of Directors. The Board if Directors is authorized to designate with respect to each series of Preferred Stock the number of shares in each such series, the dividend rates and dates of payment, voluntary and involuntary liquidation preferences, redemption prices, if any, whether or not dividends shall be cumulative and, if cumulative, the date or dates from which the same shall be cumulative, the sinking fund provisions, if any, and the terms and conditions on which shares can be converted into or exchanged for shares of another class or series, and the voting rights, if any. As of the date hereof, there were no shares of Preferred Stock issued and outstanding. Any Preferred Stock issued will rank prior to the Common Stock as to dividends and as to distributions in the event of liquidation, dissolution or winding up of the Company. The ability of the Board of Directors to issue Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting powers of holders of Common Stock. The Preferred Stock will, when issued, be fully paid and assessable.

                                               ALLERGY IMMUNO TECHNOLOGIES, INC.

                                                   NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

3.  SHAREHOLDERS' STOCK ISSUANCES
    EQUITY
    (CONTINUED)   During fiscal 1998, the Company issued 35,000 shares of common stock for services.  The services were valued at $2,450.

                  During fiscal 1998, 1,916,429 shares of the Company's previously unissued common stock were issued to Biomerica, Inc., the Company's parent, as partial repayment of amounts loaned to the Company (see Note 5). Such shares were issued during fiscal 1999.

                  STOCK OPTIONS

                  During fiscal 1998, the Company granted options to purchase 1,135,000 shares of common stock to various employees and directors, including an option to purchase 250,000 shares granted to Biomerica, Inc., the parent company. The exercise price will be the fair value of the Company's common stock on the date (the "Pricing Date") of a successful completion of $3,000,000 in capital being raised or upon the merger with another company or acquisition of another company with greater than $6,000,000 in assets. The options will vest 50% per year and expire over five years beginning on the Pricing Date.

                                               ALLERGY IMMUNO TECHNOLOGIES, INC.

                                                   NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

4.  INCOME        The tax effect of temporary differences that give rise to
    TAXES         significant portions of the deferred tax assets at May 31,
                  1999 are presented below:

                  May 31,                                    1999
                  --------------------------------------------------------------

                  Deferred tax assets:
                   Accounts receivable, principally
                     due to allowances for doubtful
                     accounts                                  $      4,455
                   State net operating loss
                     carryforwards                                   19,643
                   Federal net operating loss
                     carryforwards                                  584,471
                   Research and development tax
                     credit carryforwards                            29,395
                  --------------------------------------------------------------

                  Total gross deferred tax assets                   637,964

                  Less valuation allowance                         (637,964)
                  --------------------------------------------------------------

                  Net deferred tax asset                       $          -
                  --------------------------------------------------------------
                  --------------------------------------------------------------


                  Income tax expense attributable to loss from operations for the years ended May 31, 1999 and 1998 consists of the following current provisions:

                  May 31,                                1999           1998
                  --------------------------------------------------------------

                  U.S. Federal                      $       -    $         -
                  State and local                         800            800

                                                    $     800    $       800
                  --------------------------------------------------------------
                  --------------------------------------------------------------

                                               ALLERGY IMMUNO TECHNOLOGIES, INC.

                                                   NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


4.  INCOME TAXES  Income tax expense attributable to income from operations was
    (CONTINUED)   $800 for each of the years ended May 31, 1999 and 1998, and differs from the amounts computed by applying the U.S. Federal income tax rate of 34 percent to pretax income from operations as a result of the following:

                  May 31,                                1999            1998
                  --------------------------------------------------------------

                  Computed "expected" tax benefit   $   6,312    $    (44,960)

                  Increase (reduction) in income
                  taxes resulting from:
                    Change in the beginning-of-
                     the-year balance of the
                     valuation allowance for
                     deferred tax assets allocated
                     to income tax expense             (6,312)         44,960

                    State and local income taxes          800             800
                  --------------------------------------------------------------

                                                    $     800     $       800
                  --------------------------------------------------------------
                  --------------------------------------------------------------

                  As of May 31, 1999, the Company has available Federal and state net operating loss carryforwards for tax purposes of approximately $1,719,000 and $337,000, respectively, and research and development tax credit carryforwards of approximately $29,000. The aforementioned carryforwards expire in various years throughout 2011.

                  The Tax Reform Act of 1986 includes provisions which limit the Federal net operating loss carryforwards available for use in any given year if certain events, including a significant change in stock ownership, occur.

                                               ALLERGY IMMUNO TECHNOLOGIES, INC.

                                                   NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

5.  RELATED       Biomerica, Inc. paid expenses on behalf of the Company of
    PARTY         $64,403 and $142,939 during fiscal 1999 and 1998,
    TRANSACTIONS  respectively.  Of this, $16,200 represents charges of
                  $1,350 per month for accounting and administrative services rendered by Biomerica for the Company in each fiscal year.
                  The remaining amounts in each year represents advances of funds to the Company for payment of the Company's own expenses. The due to affiliate at May 31, 1999 and 1998 represents the related unpaid amounts due to Biomerica.
                  The advances are non-interest bearing and have no stated due date. Biomerica does not intend to require repayment of such advances in fiscal 2000.

                  Management believes that the charges by Biomerica for its monthly services are reasonable and fair and that this cost would be the same for the Company if the Company were unaffiliated with Biomerica. The breakdown of the $1,350 monthly charge is $600 for accounting services, $500 for executive and administrative services, $200 for office expense and $50 for telephone expenses. If extraordinary services are performed in a month, additional charges are incurred. The Company does not have a written contract for services with Biomerica, but engages Biomerica on an as needed basis.

                  The average outstanding balance during 1999 and 1998 was $212,186 and $172,356, respectively. The amount outstanding at May 31, 1999 is comprised of $142,343 for services and cash advances and $65,665 for products purchased from Biomerica.

                  During fiscal 1998, the Company issued 1,916,429 shares of its common stock to Biomerica, Inc. as partial repayment of amounts due. The shares were valued at $0.07 per common share or $134,150 (see Note 3).

                  The Company's facilities are leased on a month-to-month basis at $1,400 per month and are owned by four shareholders of the Company, one of whom, Janet Moore, is an officer and director of the Company. Rent expense was $16,800 for each of the years ended May 31, 1999 and 1998.

                                               ALLERGY IMMUNO TECHNOLOGIES, INC.

                                                   NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

6.  RETIREMENT    Effective September 1, 1986, the Company established a 401(k)
    SAVINGS PLAN  Plan for the benefit of its employees.  The plan permits eligible employees to contribute to the plan up to the maximum percentage of total annual compensation allowable under the limits of Internal Revenue Code Sections 415, 401(k) and 404.
                  The Company, at the discretion of its Board of Directors, may make contributions to the plan in amounts determined by the Board each year. No contributions by the Company have been made since the Plan's inception.

7.  OTHER         During the year ended May 31, 1999, the Company performed
    INCOME        consulting services for an unrelated entity.  The Company
                  received $100,000 in cash in June of 1999 and an option to acquire 10,000 units of an unrelated entity. The $100,000 has been recorded as an other receivable and other income in the accompanying financial statements.


                                              ALLERGY IMMUNO TECHNOLOGIES, INC.

                                             STATEMENTS OF OPERATIONS (UNAUDITED)


                                                                  Six Months Ended                   Three Months Ended
                                                                     November 30,                        November 30,
                                                               1999              1998              1999               1998
                                                          ---------------   ---------------   ---------------   ---------------
Net sales                                                 $       43,591    $       38,195    $       18,692    $       15,048

     Cost of sales.....................................           42,057            42,790            18,884            22,995
                                                          ---------------   ---------------   ---------------   ---------------
     Gross profit (loss)...............................            1,534            (4,595)             (192)           (7,947)

Operating
     Selling, general and administrative...............           97,011            31,931            37,307            17,551
     Research and development..........................                0               300                 0               150
                                                          ---------------   ---------------   ---------------   ---------------
Total operating expenses...............................           97,011            32,231            37,307            17,701

Operating..............................................          (95,477)          (36,826)          (37,499)          (25,648)

Other
     Other income, net.................................             (594)             (883)             (330)             (839)
                                                          ---------------   ---------------   ---------------   ---------------


(Loss) income before taxes.............................          (94,883)          (35,943)          (37,169)          (24,809)

Income Taxes...........................................              800               800                 0                 0
                                                          ---------------   ---------------   ---------------   ---------------

NET (LOSS) INCOME......................................   $      (95,683)   $      (36,743)   $      (37,169)   $      (24,809)
                                                          ===============   ===============   ===============   ===============

Per share data:
     Net loss                                             $         (.01)   $         (.00)   $         (.00)   $         (.00)
                                                          ===============   ===============   ===============   ===============

Weighted average number of common and
Common equivalent shares outstanding:                         17,170,390         15,693,797       17,170,390        16,138,467
                                                          ===============    ===============  ===============   ===============

                        ALLERGY IMMUNO TECHNOLOGIES, INC.

                            BALANCE SHEET (UNAUDITED)



                                                                    November 30,
                                                                       1999
                                                                 ---------------

Assets

Current Assets
    Cash                                                         $            0
    Accounts receivable, less allowance for doubtful accounts             9,765
    Inventory                                                             6,456
    Prepaid expenses and other current assets                             2,072
                                                                 ---------------

          Total Current Assets                                           18,293

Land held for investment                                                 46,000

Fixed assets, net of accumulated depreciation                             1,496

Patents, net of accumulated amortization                                 12,384
                                                                 ---------------

Total assets                                                     $       78,173
                                                                 ===============





The accompanying notes are an integral part of these statements.

                        ALLERGY IMMUNO TECHNOLOGIES, INC.

                            BALANCE SHEET (UNAUDITED)

                                                                   November 30,
                                                                       1999
                                                                 ---------------

Liabilities and Shareholders' Deficit

Current Liabilities


     Accounts payable and accrued expenses                       $        7,146
     Due to affiliate                                                   198,386
                                                                 ---------------

       Total Current Liabilities                                        205,532


Shareholders' Deficit

     Preferred stock, par value $1.00 per share; 100,000 shares authorized; no shares issued and outstanding
     Common stock, $.001 par value authorized 50,000,000 shares,
       issued and outstanding 17,170,390                                 17,170
     Additional paid-in-capital                                       1,777,388
     Accumulated deficit                                             (1,921,917)
                                                                 ---------------

Total Shareholders' Deficit                                            (127,359)
                                                                 ---------------

Total Liabilities and Deficit                                    $       78,173
                                                                 ===============


The accompanying notes are an integral part of these statements.


                                               ALLERGY IMMUNO TECHNOLOGIES, INC.

                                              STATEMENTS OF CASH FLOWS (UNAUDITED)

                                                                                  SIX MONTHS ENDED NOVEMBER 30
                                                                                    1999               1998
                                                                               ---------------   ---------------
Cash flows from operating activities:

Net loss                                                                       $      (95,683)   $      (36,743)

Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
     Depreciation and amortization                                                      1,326             1,429
     Changes in current assets and liabilities:
       Accounts Receivable                                                              3,785            13,144
       Inventory                                                                            0            (1,012)
       Prepaid expenses and other current assets                                        1,207               498
       Accounts payable and other accrued liabilities                                    (573)            8,445
       Other receivable-consulting                                                    100,000                 0
                                                                               ---------------   ---------------

Net cash provided by (used in) operating activities                                    10,062           (14,239)
                                                                               ---------------   ---------------

Cash flows provided by (used in) investing activities:
     Purchases of property and equipment                                               (2,642)                0
                                                                               ---------------   ---------------
Net cash provided by (used in) investing activities                                    (2,642)                0
                                                                               ---------------   ---------------


Cash flows (used in) provided by financing activities:
    Advances from affiliate                                                            (9,622)           14,001
                                                                               ---------------   ---------------
Net cash (used in) provided by financing activities                                    (9,622)           14,001
                                                                               ---------------   ---------------

Net change in cash                                                                     (2,202)             (238)
                                                                               ---------------   ---------------

Cash at beginning of year                                                               2,202             3,562
                                                                               ---------------   ---------------

Cash at end of quarter                                                         $            0    $        3,324
                                                                               ===============   ===============

The accompanying notes are an integral part of these statements.


                                                ALLERGY IMMUNO TECHNOLOGIES, INC.

                                    STATEMENT OF CHANGES IN SHAREHOLDERS' DEFICIT (UNAUDITED)

                                            FOR THE SIX MONTHS ENDED NOVEMBER 30, 1999


                                            Common Stock
                                 ---------------------------------    Additional          Accumu-
                                    Number of                           Paid-In            Lated
                                     Shares            Amount            Capital          (Deficit)           Total
                                 ---------------   ---------------   ---------------   ---------------   ---------------
Balance at
  May 31, 1999                       17,170,390    $       17,170    $    1,777,388    $   (1,826,234)   $      (31,676)

Net loss                                                                                      (95,683)          (95,683)
                                 ---------------   ---------------   ---------------   ---------------   ---------------

Balance at
  November 30, 1999                  17,170,390    $       17,170    $    1,777,388    $   (1,921,917)   $     (127,359)
                                 ===============   ===============   ===============   ===============   ===============






The accompanying notes are an integral part of these statements.

                          NOTES TO FINANCIAL STATEMENTS


November 30, 1999

(1) Reference is made to Note 1 of the Notes to Financial Statements contained in the Company's Annual Report on Form 10-KSB for the fiscal year ended May 31, 1999, for a summary of significant accounting policies utilized by the Company.

(2) The information set forth in these statements is unaudited. The information reflects all adjustments which, in the opinion of management, are necessary to present a fair statement of results of operations of Allergy Immuno Technologies, Inc., for the periods indicated. It does not include all information and footnotes necessary for a fair presentation of financial position, results of operations, and cash flow in conformity with generally accepted accounting principles.

(3) Results of operations for the interim periods covered by this Report may not necessarily be indicative of results of operations for the full fiscal year.

(4)    Earnings Per Share
       ------------------

       In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards (SFAS) No. 128, EARNINGS PER SHARE ("EPS"). SFAS No. 128 requires dual presentation of basic EPS and diluted EPS on the face of all income statements issued after December 15, 1997 for all entities with complex capital structures. Basic EPS is computed as net income divided by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock options, warrants and other convertible securities.

       The following table illustrates the required disclosure of the reconciliation of the numerators and denominators of the basic and diluted EPS computations:



                                                                For the Six Months Ended November 30, 1999
                                                          ---------------------------------------------------
                                                               Income            Shares          Per Share
                                                            (Numerator)      (Denominator)         Amount
                                                          ---------------   ---------------   ---------------
Basic EPS -
     Loss available to common
      Shareholders..................................      $      (95,683)       17,170,390    $         (.00)
                                                                                              ===============

Effect of dilutive securities - Options.............                 -                 -
                                                          ---------------   ---------------

Diluted EPS -
     Loss available to common share-
      Holders plus assumed conversions..............      $      (95,683)        17,170,390    $        (.00)
                                                          ===============   ================   ==============


                                                               For the Six Months Ended November 30, 1998
                                                          ---------------------------------------------------
                                                               Income            Shares          Per Share
                                                            (Numerator)      (Denominator)         Amount
                                                          ---------------   ---------------   ---------------

Basic EPS -
     Loss available to common
      Shareholders..................................      $      (36,743)       15,693,797    $         (.00)
                                                                                              ===============

Effect of dilutive securities - Options.............                 -                 -
                                                          ---------------   ---------------

Diluted EPS -
     Loss available to common share-
      Holders plus assumed conversions..............      $      (36,743)        15,693,797    $        (.00)
                                                          ===============   ================   ==============


                                                              For the Three Months Ended November 30, 1999
                                                          ---------------------------------------------------
                                                               Income            Shares          Per Share
                                                            (Numerator)      (Denominator)         Amount
                                                          ---------------   ---------------   ---------------

Basic EPS -
     Loss available to common
      Shareholders..................................      $      (37,169)       17,170,390    $         (.00)
                                                                                              ===============

Effect of dilutive securities - Options.............                 -                 -
                                                          ---------------   ---------------

Diluted EPS -
     Loss available to common share-
      Holders plus assumed conversions..............      $      (37,169)        17,170,390    $        (.00)
                                                          ===============   ================   ==============


                                                              For the Three Months Ended November 30, 1998
                                                          ---------------------------------------------------
                                                               Income            Shares          Per Share
                                                            (Numerator)      (Denominator)         Amount
                                                          ---------------   ---------------   ---------------

Basic EPS -
     Loss available to common
      Shareholders..................................      $      (24,809)       16,138,467    $         (.00)
                                                                                              ===============

Effect of dilutive securities - Options.............                 -                 -
                                                          ---------------   ---------------

Diluted EPS -
     Loss available to common share-
      Holders plus assumed conversions..............      $      (24,809)        16,138,467    $        (.00)
                                                          ===============   ================   ==============

5. The Company currently operates a Novell-based LAN system put in place in November 1994. The Company's computers have been upgraded to year 2000 compliant equipment. The Company shares accounting software with Biomerica and the software was upgraded in March of 1999. The cost of these upgrades was not material. The accounting and record-keeping software that is employed at AIT is in wide use.

     The Company does not place orders electronically nor does it make disbursements to vendors or employees in that medium. The Company has a broad base of available suppliers and therefore is not heavily reliant on any one supplier outside of the Company. The Company has a limited number of customers and the impact, if any, of Year 2000 related problems on the Company's customers could have an adverse affect on the Company.

     As of January 11, 2000 the Company has not experienced any Year 2000 related problems internally and is not aware of any Year 2000 problems with vendors, customers, other business associates or with Internet functions. However, the Company has no way of knowing whether there will be any future problems related to the Year 2000 issue and cannot guarantee that these would not have an adverse affect on the Company.


                                  EXHIBIT INDEX



EXHIBIT                                                                                           SEQUENTIALLY
NUMBER                                      DESCRIPTION                                           NUMBERED
------                                      -----------                                           --------

   2.1 Agreement and Plan of Merger by and between Advanced Allergy Research Center Inc., and
                                    Allergy Immuno Technologies, Inc., as filed with the Secretaries of State of Delaware and Utah on January 20, 1987.*

   3.1                              Certificate of Incorporation.*

   3.1.1                            Certificate of Amendment to Certificate of
                                    Incorporation filed on February 10, 1995.*

   3.2                              Bylaws of the registrant.*

  16.1                              Letter on changes in certifying accountants.*

  23.1                              Consent of Corbin & Wertz.**

  27.1                              Financial Data Schedule.**

  99.1                              Press Release dated September 4, 1997.*

  99.1.1                            Press Release dated January 6, 1999.*


----------
*                 Filed with the first amendment to this Registration Statement on June 25, 1999.
**                Being filed herewith.



                                      III-2

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this Form-10SB to be signed on behalf by the undersigned, thereunto duly authorized.


                        ALLERGY IMMUNO TECHNOLOGIES, INC.
                                  (Registrant)




Date:  February 24, 2000


By /s/ Zackary S. Irani
   ---------------------------------------
   Zackary S. Irani, Chief Executive Officer
   and Chairman of the Board




In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.




Signature and Capacity
----------------------


/s/ Zackary S. Irani                    Dated February 24, 2000
------------------------                      ------------------
Zackary S. Irani
Chief Executive Officer,
Chairman of the Board and
Director


/s/ Janet Moore                         Dated February 24, 2000
------------------------                      ------------------
Janet Moore
Chief Financial Officer,
Chief Accounting Officer and
Director


/s/ Robert A. Orlando,                  Dated February 24, 2000
------------------------                      ------------------
Robert A. Orlando, M.D., Ph.D.
Director

                                      III-3